EXHIBIT 99.1

LJ INTERNATIONAL INC
INDEX

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	September 30	December 31

	2003	2002

	(Unaudited)
ASSETS	US$	US$
Current assets:
Cash and cash equivalents	659	997
Restricted cash	5,513	6,358
Trade receivables, net of allowance for doubtful accounts (September 30, 2003: $153; December 31, 2002: $280)	11,720	8,159
Inventories	20,257	17,932
Prepayments and other current assets	2,797	1,233

Total current assets	40,946	34,679
Properties held for lease, net	1,520	1,561
Property, plant and equipment, net	4,771	5,153
Due from related parties	511	511
Goodwill, net	1,721	1,721
Investment securities, net	2,460	2,460

Total assets	51,929	46,085

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	2,551	3,107
Notes payable, current portion	1,850	1,073
Letters of credit, gold and other loans	11,234	10,195
Trade payables	7,598	6,620
Accrued expenses and other payables	2,370	1,719
Income taxes payable	107	69

Total current liabilities	25,710	22,783
Other payables, non-current	—	—

Total liabilities	25,710	22,783

Minority interest	—	8

Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized – 100 million shares, Issued – 9,345,506 shares as of September 30, 2003 and 8,671,615 shares as of December 31, 2002	93	87
Additional paid-in capital	18,718	17,410
Treasury stock	—	(391)
Accumulated other comprehensive loss	(151)	(151)
Retained earnings	7,559	6,339

Total stockholders’ equity	26,219	23,294

Total liabilities and stockholders’ equity	51,929	46,085

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

	US$	US$	US$	US$
Operating revenue	16,926	12,374	39,681	32,441
Costs of goods sold	(12,632)	(9,040)	(28,732)	(29,232)

Gross profit	4,294	3,334	10,949	3,209
Selling, general and administrative expenses	(3,424)	(3,060)	(9,353)	(10,718)

Operating income (loss)	870	274	1,596	(7,509)
Other revenue and expense
Other revenues	45	75	163	212
Interest expenses	(203)	(172)	(521)	(493)

Income (Loss) before income taxes and minority interest	712	177	1,238	(7,790)
Income taxes	(11)	(1)	(26)	139

Income (Loss) before minority interest	701	176	1,212	(7,651)
Minority interest	—	56	8	130

Net income (loss)	701	232	1,220	(7,521)

Numerator:
Net income (loss) used in computing basic and diluted earnings (loss) per share	701	232	1,220	(7,521)

Denominator:
Weighted average number of shares used in calculating basic earnings (loss) per share	8,503,602	8,610,238	8,503,602	8,610,238
Effect of dilutive potential ordinary shares:
Warrants & stock options	1,562,577	—	1,562,577	—

Weighted average number of shares used in calculating diluted earnings (loss) per share	10,066,179	8,610,238	10,066,179	8,610,238

Earnings (loss) per share:
Basic	0.08	0.03	0.14	(0.87)
Diluted	0.07	0.03	0.12	(0.87)

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Nine months ended September 30, 2003

				Treasury Stock		Accumulated
	Common Stock		Additional			Other
			Paid-in		Purchase	Comprehensive	Retained
	Shares	Par Value	Capital	Share	Cost	Loss	Earnings	Total

		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2002	8,671,615	87	17,410	(318,200)	(391)	(151)	6,339	23,294
Issuance of common stock on exercise of stock warrants and options	673,891	6	1,150					1,156
Sales of treasury stock			149	318,200	391			540
Stock-based transactions			9					9
Net income	—	—	—	—	—	—	1,220	1,220

Comprehensive income								1,220

Balance as of September 30, 2003	9,345,506	93	18,718	—	—	(151)	7,559	26,219

     See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Six months ended September 30, 2002

	Common Stock			Treasury Stock		Accumulated
			Additional			Other
		Par	Paid-in		Purchase	Comprehensive	Retained
	Shares	Value	Capital	Share	Cost	Loss	Earnings	Total

		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2001	8,671,615	87	17,314	—	—	—	13,542	30,943
Purchases of treasury stock				(230,300)	(285)			(285)
Stock-based transactions			96					96
Net loss							(7,521)	(7,521)
Cumulative translation adjustment						(151)		(151)

Comprehensive income: net loss	—	—	—	—	—	—	—	(7,672)

Balance as of September 30, 2002	8,671,615	87	17,410	(230,300)	(285)	(151)	6,021	23,082

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Nine months ended
	September 30

	2003	2002

	US$	US$
Cash flows from operating activities:
Net income (loss)	1,220	(7,521)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and impairment loss on property, plant and equipment	895	1,324
Amortization and impairment loss on goodwill	—	224
Unrealised (gain) loss on gold loan	162	798
Loss on disposal and write-off of property, plant and equipment	2	214
Allowance for doubtful debts	(28)	12
Costs associated with stock-based transactions	9	96
Write down of inventories	—	5,710
Minority interests	(8)	(130)
Changes in operating assets and liabilities:
Trade receivables	(3,533)	(3,678)
Inventories	(2,325)	867
Prepayments and other current assets	(1,564)	1,434
Due from related parties	—	2,229
Trade payables	978	1,127
Accrued expenses and other payables	697	(280)
Due to director	—	62
Letters of credit	1,581	733

Net cash provided by (used in) operating activities	(1,914)	3,221

Cash flows from investing activities:
Change in restricted cash	845	(324)
Purchase of property, plant and equipment	(476)	(817)
Purchase of subsidiary	—	(2.381)
Proceeds from disposal of property, plant and equipment	2	12

Net cash provided by (used in) investing activities	371	(3,510)

Cash flows from financing activities:
Change in bank overdrafts	(556)	(587)
Issuance of common stock on exercise of stock options and warrants	1,156	—
Loans acquired	1,553	2,335
Repayment of loans	(1,464)	(1,009)
Repayment of capitalized leases	(24)	(32)
Sales proceeds (purchases) of treasury stock	540	(285)

Net cash provided by financing activities	1,205	422

Effect of foreign exchange rate change	—	(68)
Net increase (decrease) in cash and cash equivalents	(338)	65
Cash and cash equivalents, at beginning of period	997	720

Cash and cash equivalents, at end of period	659	785

Supplemental disclosure:
Cash paid during the period for:
Interest	521	493
Taxes	12	4

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2002 IS UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LJ International Inc. (the Company) and its subsidiaries (collectively the Group) are principally involved in designing, branding, marketing and distribution of a full range of fine jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. (the “Company”) and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company’s transition report on Form 20-F for the eight-month period ended December 31, 2002 filed with the Securities and Exchange Commission on May 15, 2003.

Effective May 1, 2002, the Company has determined that reporting currency is US dollar and local currency will continue to be the functional currency for the Company’s foreign subsidiaries. The Company has also changed its basis of accounting and prepared its financial statements in accordance with generally accepted accounting principles in the US. These changes were adopted in order to assist the readers in better understanding the financial statements. The financial statements of periods prior to the change have been comprehensively recast as if the new reporting currency and the new basis of accounting had been in use for all periods presented.

The Company changed to a calendar-year basis of reporting financial results effective May 1, 2002. The move was to enable the company to continue the trend of filing financial results in line with the majority of US reporting companies.

The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the interim periods presented.

The interim periods figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.

2.	EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Companies having a year-end after December 15, 2002 are required to follow the prescribed format and provide the additional disclosures in their annual reports. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 and has provided the necessary disclosure in note 15.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the effect of adopting FIN 45 on its results of operations and financial position.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities.” Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. The Company currently has no interests in variable interest entities, and therefore does not expect adoption of FIN No. 46 to have impact on the Group’s financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. The Company is currently evaluating the effect of adopting SFAS No. 149 on its results of operations and financial position.

3.	INVENTORIES

Inventories consist of:

	As of	As of
	September 30	December 31

	2003	2002

	US$'000	US$'000
Raw materials	13,438	12,892
Work-in-progress	419	341
Finished goods	6,400	4,699

	20,257	17,932

4.	STOCK REPURCHASE PROGRAM

In September 2001, the Company announced a Common Stock repurchase program pursuant to which the Company may repurchase up to 1,000,000 shares of Common Stock.

As of September 30, 2003, the Company purchased, through open market purchases, 318,200 shares of common stock of the Company at an aggregate consideration of approximately US$391,000, and sold at US$540,000 to an unaffiliated party.

5	STOCK BASED COMPENSATION

Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

•	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

•	provide additional incentive for them to promote the Company’s success and the Company’s business; and

•	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.

Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to the officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001 for a new term of seven years expiring April 30, 2008.

As of September 30, 2003, 578,000 options had been exercised and the following exchanged options to purchase shares of our common stock under the Plan remained outstanding:

•	stock options to purchase 3,230,500 shares at $2.00 per share through June 30, 2013, of which 1,775,000 are held by our directors and officers as a group.

Of the 3,230,500 issued and outstanding options as of September 30, 2003, all but 129,000 options are immediately exercisable in full as of September 30, 2003. The remaining 129,000 options are issued and outstanding but only vest in additional increments as follows:

Year	No. of Options

2004	55,500
2005	55,500
2006	18,000

The Company records compensation expense for stock-based employee compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. As the exercise price of the Company’s incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, pursuant to APB No. 25, no compensation expense has been recognized for stock options granted to employees for each of the periods presented.

LJ INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2002 IS UNAUDITED)

We are a totally vertically integrated company that designs, brands, markets and distributes a full range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi-precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America, Western Europe and Japan. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.

We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential.

We sold directly to retailers, and the following are our prime target customers:

•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	electronic retailers; and

•	specialty retailers.

We started a new segment of business in relation to giftware and other products in early 2002, which is expected to be breaking even by the end of this year.

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED
SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

Revenues

	Three months ended September 30,			Nine months ended September 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Revenues	16,926	12,374	36.8%	39,681	32,441	22.3%

The increase in revenues for the three months period and nine months period ended September 30, 2003, compared with the same periods last year, was primarily due to the acceptance of new products, and the increase in orders from existing customers.

Cost of Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Cost of sales	12,632	9,040	39.7%	28,732	23,522	22.1%
% of revenues	74.6%	73.1%		72.4%	72.5%
Cost of sales – write down of inventory	—	—	N/A	—	5,710	N/A
% of revenues	—	—		—	17.6%
Gross profit (Loss)	4,294	3,334		10,949	3,209
% of revenues	25.4%	26.9%		27.6%	9.9%

The gross profit margin slightly decreased to 25.4% for the three months ended September 30, 2003 from 26.9% for comparable period last year, and increased to 27.6% for the nine months ended September 30, 2003 from 9.9% for the comparable period last year. The gross loss for the comparable periods last year was due to various adjustments on inventory, including $5,394,000 for the write-down of cut stones for orders in relation to special programs that were later postponed or cancelled, and $316,000 for the write-down of fine jewelry cost.

Excluding these special charges on inventory, the gross profit margin for the nine months ended September 30, 2002 remained approximately at 27.5%.

Selling, General and Administrative Expenses (SG&A Expenses)

	Three months ended September 30,			Nine months ended September 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Selling, general and administrative expenses	3,484	2,987	16.6%	9,427	8,979	5.0%
% of revenues	20.6%	24.1%		23.8%	27.7%
Unrealised loss on gold loan	118	73	61.6%	162	798	(79.7%)
% of revenues	0.7%	0.6%		0.4%	2.5%
Gain from hedging activities	(178)	—	N/A	(236)	—	N/A
% of revenues	(1.1%)	—		(0.6%)	—
Write-off and additional depreciation on machineries and leasehold improvements to production facilities of unexpired lease	—	—	N/A	—	372	N/A
% of revenues		—			1.1%
Impairment loss on property, plant and equipment	—	—	N/A	—	345	N/A
% of revenues		—			1.1%
Amortization and impairment loss on goodwill	—	—	N/A	—	224	N/A
% of revenues		—			0.7%
Total SG&A expenses	3,424	3,060	11.9%	9,353	10,718	(12.7%)
%of revenues	20.2%	24.7%		23.6%	33.0%

Selling, general and administrative expenses

The increase for the three months period ended September 30, 2003, and nine months ended September 30, 2003, compared to the same periods last year, was attributable to the increase in selling commission on increased sales volumes.

Unrealized loss on gold loan

The unrealized loss on gold loan for the nine months ended September 30, 2003 was $162,000, while the gain from hedging activities was $236,000. As the gold loan is fully hedged, the exposure to market price is not expected in future.

Write-off and additional depreciation on machineries and leasehold improvements

It referred to production facilities we ceased to use before the expiry of the lease.

Impairment loss on property, plant and equipment

It represented the write-off of property, plant and equipment as a result of consolidation of production facilities.

Amortization and impairment loss on goodwill

It was related to the acquisition of a jewelry company in the year ended April 30, 2000.

Other Revenues

	Three months ended September 30,			Nine months ended September 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Interest income	8	16	(50%)	32	75	(57.3%)
% of revenues	—	0.1%		0.1%	0.2%
Rental income	37	59	(37.3%)	131	137	(4.4%)
% of revenues	0.2%	0.5%		0.3%	0.4%

Other revenues included interest income and rental income. The decrease in interest income was mainly due the decrease in restricted cash as security deposit for banking facilities. Rental income for the nine months period ended September 30, 2003 decreased to $131,000 from $137,000 for the comparable period last year, as there was slight price adjustment on renewal of rental agreement.

Interest Expenses

	Three months ended September 30,			Nine months ended September 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Interest expenses	203	172	18.0%	521	493	5.7%
% of revenues	1.2%	1.4%		1.3%	1.5%

Net Income (Loss)

	Three months ended		Nine months ended
	September 30,		September 30,

(in thousands)	2003	2002	2003	2002

Net income (loss)	701	232	1,220	(7,521)
Weighted average number of shares
Basic	8,504	8,610	8,504	8,610
Diluted	10,066	8,610	10,066	8,610
Earning (loss) per share
Basic	0.08	0.03	0.14	(0.87)
Diluted	0.07	0.03	0.12	(0.87)

LIQUIDITY AND CAPITAL RESOURCES

We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash Flows:

	Nine months ended
	September 30,

(in thousands)	2003	2002

Net cash provided by (used in) operating activities	(1,914)	3,221
Net cash provided by (used in) investing activities	371	(3,510)
Net cash provided by (used in) financing activities	1,205	422
Effect of foreign exchange rate change	—	(68)
Net increase (decrease) in cash and cash equivalents	(338)	65

Operating Activities:

Net cash used in operating activities during the nine months period ended September 30, 2003 was $1,914,000, compared to net cash provided by operating activities of $3,221,000 in the comparable period last year. Cash used in operating activities in the first nine months of 2003 was due to the increase in trade receivables as a number of shipments was effected at very end of the period, and the increase of inventory as additional consignment inventory was required to meet market trend.

Investing Activities:

Net cash provided by investing activities during the nine months period ended September 30, 2003 was $371,000,which was primarily contributed by the release of restricted cash from bank, and reduced by capital expenditures, mainly for new production facilities in Shenzhen, and for other on-going business necessities. For the comparable period last year, $3,510,000 was used in investing activities, which included the further acquisition of 68.8% of a subsidiary, iBBC Inc., which engaged in marketing jewelry from its display cases in retail shops, and capital expenditures for on-going business.

Financing Activities:

Net cash provided by financing activities during the nine months period ended September 30, 2003 was $1,205,000, which represented the raise of new bank loans of $1,553,000, reduced by repayment of matured bank loans of $1,464,000, and sales of treasury stock. For the comparable period last year, net cash provided by financing activities was $422,000, which included the new loan arrangement of $2,335,000 and repayment of matured bank loans of $1,009,000, and purchases of treasury stock.

Financing Sources

Banking Facilities and Notes Payables

We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of a director.

Letters of Credit and overdrafts:

	As of	As of
	September 30	December 31

(in thousands)	2003	2002

Facilities granted:
Letters of credit	7,805	8,718
Overdraft	3,269	3,244

	11,074	11,962

Utilized:
Letters of credit	7,337	5,756
Overdraft	2,551	3,107

	9,888	8,863

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

Notes payable:

	As of	As of
	September 30	December 31

(in thousands)	2003	2002

Notes payable	1,850	1,073

We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

	As of	As of
	September 30	December 31

(in thousands)	2003	2002

Gold loan outstanding (in $)	3,897	4,439

Gold loan outstanding (in troy ounces)	10,900	12,950
Gold loan interest rate	1.6%-2.5%	1.5%-2.4%

We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so since the beginning of 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is “marked to market” with changes reflected on the income statement.

FORWARD LOOKING STATEMENTS

This Quarterly Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words “believe,” “expect,” “plans” or similar words and are based in part on the Company’s reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company’s control. Actual results could differ materially from those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a result of any of the following factors:

a)	general economic conditions and their impact on the retail environment;

b)	fluctuations in the price of gold and other metals used to manufacture the Company’s jewelry;

c)	risks related to the concentration of the Company’s customers, particularly the operations of any of its top customers;

d)	variability of customer requirements and the nature of customers’ commitments on projections and orders; and

e)	the extent to which the Company is able to attract and retain key personnel.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Quarterly Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Companies having a year-end after December 15, 2002 are required to follow the prescribed format and provide the additional disclosures in their annual reports. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 and has provided the necessary disclosure in note 15.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the effect of adopting FIN 45 on its results of operations and financial position.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities.” Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. The Company currently has no interests in variable interest entities, and therefore does not expect adoption of FIN No. 46 to have impact on the Group’s financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. The Company is currently evaluating the effect of adopting SFAS No. 149 on its results of operations and financial position.

LJ INTERNATIONAL INC.
PART II — OTHER INFORMATION

Item 1 and 2

     Not applicable.

Item 3.

     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Not applicable.

Item 4 and 5

     Not applicable

Item 6.

(a) Reports On Form 8-K

Not applicable.